UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Press Release dated September 7, 2007

BENETTON GROUP AGREES CREDIT LINES OF 400 MILLION EURO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: September 7, 2007

BENETTON GROUP AGREES CREDIT LINES OF 400 MILLION EURO

Ponzano, 7th September, 2007 - The Benetton Group today finalised three loan agreements totalling 400 million euro, expiring in 2012.

The loans were agreed with three leading Italian banks: 100 million euro with BNL Spa-Gruppo Bnp Paribas, 150 million euro with Intesa San Paolo Spa and 150 million euro with Unicredit Banca d'Impresa Spa.

The three loans have a term of five years and a cost of one, two, three or six month Euribor, with a spread of between 20 and 50 basis points, based on the ratio between the net financial position and EBITDA.

These operations provide for compliance with two financial covenants to be calculated every six months based on the consolidated financial statements:

  Minimum ratio between EBITDA and net financial expenses of 4;

  Maximum ratio between the net financial position and EBITDA of 3.5.

There are also limitations on significant business disposals and on the granting of collateral security for new loans.

This transaction enables the Benetton Group to continue to take advantage of growth opportunities and investments.

At the end of July Benetton had repaid a previous loan of 500 million euro.

For further information and contact:

Media

0039 0422519036

www.benettongroup.com/press

www.benettonpress.mobi

Investor Relations

0039 0422519412

www.benettongroup.com/investors